Filed Pursuant To Rule 433

Registration No. 333-203585

November 12, 2015

GOOD AS GOLD

RE-APPRAISING STRATEGIC ALLOCATIONS TO GOLD

For thousands of years gold has been one of the world’s most valuable metals, used as both a form of currency and an investment. From an investment point of view, market participants have traditionally used gold to help preserve wealth in times of market volatility or periods of inflation. Beginning in 2013, concerns surrounding rising interest rates and a strong US dollar have put pressure on the price of the gold, and many investors have started to reassess its value and question how it should be used in portfolios going forward. Gold can be considered a long-term strategic asset and we believe that investors should consider the potential price drivers for today and beyond.

Good as Gold: Re-appraising Strategic Allocations to Gold While the US dollar and US interest rates are important factors that drive the price of gold, there are many other variables that influence this precious metal. Today, the relationship between gold and market and economic forces is more complex and very different from the past. Several other factors play a prominent role, including: •Frequency of tail risk events •Supply/demand dynamics •Central bank usage Regardless of the macroeconomic environment, the portfolio diversification benefits of gold remain. As an investment, the economic forces that determine the price of gold are different from the economic forces that determine the price of many other asset classes such as equities, bonds or real estate. Therefore, gold offers investors a unique opportunity to diversify their portfolios. So, does it still make sense to invest in gold? We believe the answer is yes. In fact, today, many investors are re-appraising gold’s value and viewing the precious metal not as a tactical play, but as a unique strategic asset class with the potential to strengthen portfolios in a variety of market conditions. Due to the pullback in 2013 and relatively flat performance in 2014 and 2015, now is an excellent time to consider the strategic role gold could play in your portfolio.

Gold’s Strategic Value Over time, holding a modest allocation to gold has been found to offer a range of potential portfolio benefits, including: Portfolio Diversification The principle of diversification holds that portfolios benefit from a wide array of assets that behave differently from one another under various market conditions. Although global markets have become more closely correlated, gold prices have not historically moved in lockstep with traditional assets classes such as equities, bonds, or cash, nor have they correlated strongly with commodities or other precious metals like platinum. Even in an environment in which most assets, apart from Treasuries, tend to move in sync, gold continues to march to its own beat. This is because the economic forces that determine the price of gold are different from the economic forces that determine the price of any other asset classes (as seen in Figure 1). Therefore, adding a separate strategic allocation to gold may help to better insulate a portfolio against events that broadly affect the markets. Moderated Volatility in Tumultuous Markets Gold’s negative correlation to other asset classes has been especially pronounced, and therefore more valuable, during market downturns. To gauge just how valuable, let’s review the performance of two $100 million portfolios. One portfolio held approximately 55 percent equities, 40 percent fixed income and 5 percent alternative assets. The second portfolio reduced the equity allocation by 6 percent and added gold. As you can see from Figure 2, in five out of the seven periods of market turmoil, an allocation to gold preserved wealth by cushioning the hit taken by the portfolio. On average, the portfolios with an allocation to gold were about 7 percent more buoyant. Only during the Dot-com Bubble did an allocation to gold hurt the portfolio’s performance. Of course, past performance does not guarantee future results. Figure 1: Gold as a Portfolio Diversifier the Past 25 Years REITs EM Gov’t Bonds US Cash US Treasuries Global Treasuries US Credit US High Yield US Equities Global Equities EM Equities Commodities (GSCI) -0.2 0 0.2 0.4 Correlation Source: Barclays, Bloomberg, JP Morgan, World Gold Council. *Computed using weekly return data from March 1990 to March 2015 (except for EM Gov’t Bonds, starting January 1993 due to data availability). Past performance is not a guarantee of future results. The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Wealth Preservation With the myriad of risks in today’s complex global market, extending gold’s traditional tactical portfolio role to a consistent strategic allocation affords a range of potential protection. For example, gold has been used as a potential hedge against inflation for centuries. Since 1973, when the price of gold became free-floating, gold has provided an annualized real rate of return of 3.8 percent over the US consumer price index (CPI). Historically, gold has seen its strongest price performance in years of high inflation such as 1980, providing an average real return of 19.2 percent and a median increase of 14.9 in years in which CPI has been greater than 5 percent.1 State Street Global Advisors 2

Good as Gold: Re-appraising Strategic Allocations to Gold Figure 2: Gold as a Tail Risk Hedge — Performance in Market Downturns % 20 0 -20 -40 -60 -80 Gulf War I LTCM Dot.com 9/11 2002 Great Sov’t Debt Meltdown Recession Recession Crisis I n Gold n MSCI US TR Index n Commodities n Hedge Funds n Real Estate n Private Equity n US Treasuries Source: FactSet, State Street Global Advisors, from 01/01/1979 to 12/31/2013. FactSet based on estimates, actual portfolio level returns may vary. Notes: Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com meltdown: Q1 2001, 9/11: Q3 2001, 2002 recession: Q2/Q3 2002, US Credit Crisis: Q4 2008/Q1 2009, European sovereign debt crisis: Q2 2010. Past performance is not a guarantee of future results.The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income. Figure 3: Gold and the Dollar BarCap JPM BarCap US BarCap US Global Tsy BarCap US 3-month JPM EM Gold (US$/oz) S&P GSCI MSCI EM MSCI EAFE MSCI US High Yield Credit Agg ex US Treasury Agg Cash Index Sov’n Debt Real Estate Gold (US$) 1.00 Commodites (GSCI) 0.29 1.00 EM Equities 0.15 0.26 1.00 Global Equities 0.13 0.26 0.74 1.00 US Equities -0.02 0.19 0.63 0.70 1.00 US High Yield 0.03 0.21 0.38 0.37 0.36 1.00 US Credit 0.02 -0.04 0.03 0.05 0.02 0.25 1.00 Global Treasuries 0.31 0.12 0.07 0.18 -0.07 0.04 0.29 1.00 US Treasuries 0.09 -0.08 -0.20 -0.17 -0.17 0.04 0.76 0.42 1.00 US Cash -0.03 0.00 -0.02 -0.06 -0.04 -0.01 0.04 0.05 0.09 1.00 EM Gov’t Bonds 0.09 0.19 0.59 0.43 0.38 0.35 0.27 0.08 0.12 0.00 1.00 REITs 0.05 0.16 0.44 0.46 0.57 0.42 0.01 0.00 -0.10 -0.04 0.32 1.00 The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Source: Bloomberg, ICE Benchmark Administration, World Gold Council, 2014 annual demand, as of 12/31/2014. 3

Gold, the US Dollar and Interest Rates

While the US dollar and interest rates are important factors in explaining the price movement of gold, as mentioned, they are not the sole components. Secondly, gold's positive portfolio attributes (low correlations to other asset classes) have historically remained consistent through time.

Higher US rates may not have a dramatic negative effect on gold due to its complex and global demand dynamics. In fact, nearly 60 percent of gold demand comes from segments positively tied to factors that may drive US interest rates higher, such as economic growth and lower unemployment.[1] And only 4 percent of global gold demand comes from the US (see Figure 4).

Alternatively, quantitative easing has just begun in Europe and Japan. More central bank stimulus could potentially lend support to the price of gold should investors use it as a store of wealth if short term interest rates remain negative in countries such as Germany and Switzerland.

Potential Gold Drivers — Today and Beyond

Key trends have emerged within some of the primary price drivers that may bode well for gold today and in the future.

Physical Demand that Exceeds Production

Gold production over the past two decades has averaged an annual increase of less than 1 percent. Only a handful of large gold deposits have been discovered over the past few decades, as mine producers face lower gold prices and higher production costs. Meanwhile, new projects and exploration have slowed, thus future production shows little chance of increasing significantly.

Greater Demand from Expanding Asian Economies

Jewelry represents the largest area of consumption for gold, especially in China and India, where the rising standard of living among the middle class is increasing demand for gold jewelry both for cultural celebrations and as a sign of personal wealth. Physical consumer demand from this region is currently more than five times that of Western markets.

What happened to the price of gold in 2013 and 2014?

Gold's 27% decline in 2013 was certainly steep, but it was not unprecedented. In fact, gold has seen seven pullbacks of more than 10% since 2001 and 12 pull backs of 20% or more since 1970. After each drop, gold went on to not only rebound but to post new highs. 2013 was marked by a confluence of factors that drove gold's price lower including fears of fed tapering, low inflation expectations, forecasted strength of the US dollar and the Cyprus financial crisis. Lastly, the bullish economic sentiment in the United States enticed investors to rotate into riskier, higher-returning equities. Many of these of these factors remained in 2014 and gold prices stayed relatively flat.

Figure 4: Over 50% of Gold Demand Comes from Asia


USA
4%
8%
Europe
Asia ex China and India
9%
China
Middle East
13%
India
26%
Other
13%

Source: Thomson Reuters GFMS, World Gold Council, 2014 annual demand, as of 12/31/2014.

State Street Global Advisors 4

Good as Gold: Re-appraising Strategic Allocations to Gold Figure 5: Central Bank Net Sales and Purchases in Tonnes Tonnes 800 400 0 -400 -800 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 Source: Metals Focus, World Gold Council, as of 12/31/2014. Figure 6: Size of Financial Markets US$147 trillion; September 2014* Gold 1% Debt & Money Market Alternative Investments 48% 6% Equities 45% Source: BIS, Thomson Reuters GFMS, Hedge Fund Research, Preqin, World Federation of Exchange, World Gold Council. * Estimates include the global market capitalization of all publicity traded stocks and REITs; the total value of outstanding bonds and money market instruments; total open interest on major commodity futures plus above ground stocks of precious metals; the assets under management of private equity and hedge funds; and private holdings of gold bullion. Central bank holdings of gold and bonds were excluded. Central Banks Becoming Net Buyers of Gold In 2010, central banks became net buyers of gold to reduce their dependence on the US dollar. In fact, central banks bought 590 metric tons of gold in 2014, as seen in Figure 5, the second highest amount in 50 years. That trend is expected to continue over the coming decades, as currency crises prompt banks to further diversify. Gold is Under Owned In spite of gold’s potential portfolio benefits, gold is still under owned. As a percentage of total global assets, gold amounted to just 1 percent as of December 2014 (see Figure 6). However, as investors come to appreciate gold’s strategic value, pension funds, sovereign wealth funds, insurance funds, mutual funds, hedge funds, private equity funds and private wealth funds, as well as individual investors, will join central banks and large institutional funds as investors in gold. 5

A Look Ahead While history underscores the many benefits of gold as a potentially “defensive asset” in challenging times, diversification and risk management along with capital preservation are attractive attributes in any economic environment. As Ralph Waldo Emerson once observed, “The desire of gold is not for gold. It is for the means of freedom and benefit.” Although a long period of record-setting prices illustrated gold’s timeless value in times of economic uncertainty, the true “freedom and benefit” gold provides is in its role as a strategic long-term asset. 1 World Gold Council, An Investors Guide to the Gold Market US Edition, December 2010. As quoted in State Street Global Advisors’. The Case for Gold: A Strategic Asset. Past performance is no guarantee of future results. 2 Thomson Reuters GFMS, World Gold Council, based on 2014 annual demand, as of 12/31/2014. State Street Global Advisors 6

Good as Gold: Re-appraising Strategic Allocations to Gold ssga.com | spdrs.com For investment professional use only. Not for use with the public. Important Risk Information ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. Diversification does not ensure a profit or guarantee against loss. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. The views expressed in this material are the views of Intermediary Business Group through the period ended 9/30/2015 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. Important Information Relating to SPDR Gold Trust: Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Trust: The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Not FDIC Insured No Bank State Street Global Advisors Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA. GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. The GLD prospectus is available by clicking here. Standard & Poor’s, S&P and SPDR are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 T. 866.320.4053 spdrgoldshares.com Guarantee May Lose Value © 2015 State Street Corporation. All Rights Reserved. ID5183-IBG-16679 1115 Exp. Date: 10/31/2016 IBG.GLD.GAG.1016

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.